                                        OMB Number     3235-0287
                                        Expires:       September 30, 1998
                                        Estimated average burden
                                        hours per response            0.5
FORM 4
/  / Check this box if no longer
     subject to Section 16.  Form 4 or
     Form 5 obligations may continue.
     See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549
                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935
               or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.   Name and Address of Reporting Person*
     Spencer, Richard S. III
     (Last) (First) (Middle)

     200 Seventh Ave., Suite 105, Santa Cruz, CA  95062
     (Street) (City) (State) (Zip)

2.   Issuer Name and Ticker or Trading Symbol  Huntway Refining Company (HWY)

3.   IRS or Social Security Number of Reporting Person (Voluntary) __________

4.   Statement for Month/Year 6-98

5.   If Amendment, Date of Original (Month/Year)  ___________

6.   Relationship of reporting person to issuer
     (Check all applicable)

     XX  Director             XX  10% Owner

     ____ Officer (give       ____ Other (specify
          title below)               below)
               ______________________

7.   Individual or Joint/Group Filing (Check Applicable line)

     XX  Form filed by one Reporting Person

     ____ Form filed by More than One Reporting Person
                                                            SEC 1474 (7-96)

FORM 4 (continued)                                Page 2 of 4 Pages

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)  Common Stock

2.   Transaction Date (Month/Day/Year)  6-1-98

3.   Transaction Code (Instr. 8)

     Code J (1)          V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount 924,000      (A) or (D)  A            Price (1)

5.   Amount of Securities Beneficially Owned at End of Month
     (Inst. 3 and 4)     924,000

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)    I

7.   Nature of Indirect Beneficial Ownership (Inst. 4)
     As Manager of General Partner of Limited Partnership

___________________________________________________________________________

1.   Title of Security (Instr. 3)  Common Stock

2.   Transaction Date (Month/Day/Year)  6-1-98

3.   Transaction Code (Instr. 8)

     Code J (1)          V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount 124,000      (A) or (D)  A            Price  (1)

5.   Amount of Securities Beneficially Owned at End of Month
     (Inst. 3 and 4)     124,000

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)    I

7.   Nature of Indirect Beneficial Ownership (Inst. 4)
     By Spouse's IRA

___________________________________________________________________________


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                  SEC 1474 (7-96)

FORM 4 (continued)                                     Page 3 of 4 Pages

Table II -     Derivative Securities Acquired, Disposed of,
               or Beneficially Owned
               (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3) Convertible Note

2.   Conversion or Exercise Price of Derivative Security    $1.50

3.   Transaction Date (Month/Day/Year)  6-1-98

4.   Transaction Code (Instr. 8)

     Code  J (1)         V

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)  (A)  $11 million          (D) _____________

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                   Expiration Date
     6-1-98                             10-15-07

7.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 3 and 4)

     Title Common Stock            Amount or Number of Shares 7,333,333

8.   Price of Derivative Security (Instr. 5)   (1)

9.   Number of derivative Securities Beneficially Owned at End of Month
     (Instr. 4)     $11 million

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)  I

11.  Nature of Indirect Beneficial Ownership (Inst. 4)
     As Manager of Manager of Limited Liability Company
___________________________________________________________________________

Explanation of Responses:

The reporting person has only a pro rata interest in the securities reported and disclaims beneficial ownership of the securities reported except to the extent of the reporting person's pecuniary interest.

(1) The reporting person received the common stock reported in exchange for Units of Huntway Partners, L.P. previously held by the reporting person. The convertible note reported was previously held by the reporting person but is now convertible into common stock pursuant to the conversion of Huntway Partners, L.P. to Huntway Refining Company.

FORM 4 (continued)                                     Page 4 of 4 Pages





                              /s/ Richard S. Spencer III         6-10-98
                              Richard S. Spencer III
                              ** Signature of Reporting Person    Date

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)

C:\DMS\3804\008\0268102.WP